Exhibit 2: Income Statement (Nine Months Ended September 30, 2005)

		Ch$ millions		US$ millions (1)%
		30-Sep-05	30-Sep-04	30-Sep-05	30-Sep-04	Change

Net sales		339,427	301,059	641.4	568.9	12.7%

Cost of goods sold		(169,480)	(147,295)	(320.3)	(278.3)	15.1%
	% of sales	49.9%	48.9%	49.9%	48.9%

Gross profit		169,947	153,764	321.1	290.6	10.5%
	% of sales	50.1%	51.1%	50.1%	51.1%

SG&A		(129,782)	(116,920)	(245.2)	(220.9)	11.0%
	% of sales	38.2%	38.8%	38.2%	38.8%

Operating income		40,165	36,843	75.9	69.6	9.0%
	% of sales	11.8%	12.2%	11.8%	12.2%

Non-operating result
	Financial income	790	103	1.5	0.2	670.9%
	Equity in NI of rel. companies	(26)	75	(0.0)	0.1	NM
	Other non-operating income	1,427	640	2.7	1.2	122.9%
	Amortization of goodwill	(1,923)	(1,751)	(3.6)	(3.3)	9.8%
	Interest expense	(5,437)	(4,738)	(10.3)	(9.0)	14.8%
	Other non-operating expenses	(1,132)	(1,202)	(2.1)	(2.3)	-5.9%
	Price level restatement	(106)	967	(0.2)	1.8	NM
	Currency exchange result	188	(1,059)	0.4	(2.0)	NM
	Total	(6,219)	(6,964)	(11.8)	(13.2)	-10.7%

Income before taxes		33,946	29,879	64.1	56.5	13.6%
	Income taxes	(4,893)	(6,773)	(9.2)	(12.8)	-27.8%
	Tax rate	14.4%	22.7%	14.4%	22.7%

Minority interest		(521)	(644)	(1.0)	(1.2)	-19.2%

Amort. of negative goodwill		36	33	0.1	0.1	9.4%

Net income		28,568	22,494	54.0	42.5	27.0%
	% of sales	8.4%	7.5%	8.4%	7.5%

Earnings per share		89.69	70.62	0.17	0.13	27.0%
Earnings per ADR		448.47	353.12	0.85	0.67

Weighted avg. shares (millions)		318.5	318.5	318.5	318.5

Depreciation		30,140	32,045	57.0	60.6	-5.9%
Amortization		396	301	0.7	0.6	31.6%
EBITDA		70,700	69,190	133.6	130.7	2.2%
	% of sales	20.8%	23.0%	20.8%	23.0%

Capital expenditures		29,927	19,016	56.6	35.9	57.4%

(1) Exchange rate: US$1.00 = Ch$529.20